PRESS RELEASE

DECOMA INTERNATIONAL INC. ANNOUNCES CLOSING OF OFFERING OF CDN$100 MILLION OF CONVERTIBLE DEBENTURES

Concord, Ontario, Thursday, March 27, 2003 . . . Decoma International Inc. (TSX:DEC.A; NASDAQ:DECA) today announced that it has completed its previously announced sale of 6.5% convertible unsecured subordinated debentures due March 31, 2010 (the "Debentures").

The Debentures will bear interest at 6.5% per annum and will be convertible into shares of Decoma's Class A Subordinate Voting Shares at a conversion price of Cdn$13.25 per share. The Debentures have been listed under the symbol DEC.DB on the Toronto Stock Exchange.

The net proceeds to Decoma from the offering, before expenses, are Cdn$97 million. Decoma intends to use the net proceeds for general corporate purposes, including capital expenditures.

This release does not constitute an offer to sell or the solicitation of an offer to buy the Debentures in the United States. The Debentures have not been and will not be registered under the United States or any state's securities laws and may not be offered or sold in the United States without an applicable exemption from those laws.

Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans). Decoma has approximately 14,000 employees in 42 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, Japan, France and the Czech Republic.

This press release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. These factors include, but are not limited to, risks relating to the automotive industry, pricing concessions and cost absorptions, reliance on major OEM customers, production volumes and product mix, excess OEM production capacity, currency exposure, environmental matters, new facility launch risk, trade and labour relations, energy prices, technological developments by Decoma's competitors, government and regulatory policies, changes in the competitive environment in which Decoma operates and Decoma's ability to raise necessary financing. In this regard, readers are referred to Decoma's Annual Information Form for the year ended December 31, 2001, filed with the Canadian securities commissions and as an annual report on Form 40-F with the United States Securities and Exchange Commission, and subsequent public filings, including the MD&A for the year ended December 31, 2001, contained in the 2001 Annual Report. Decoma disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

For further information about this press release, please contact S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer of Decoma at (905) 669-2888 or (905) 760-3203.

For further information about Decoma, please visit the Company's website at www.decoma.com.

DECOMA INTERNATIONAL INC. 50 Casmir Court Concord, Ontario Canada L4K 4J5 tel: 905-669-2888 fax: 905-669-5075